UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

CION Investment Corporation

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

17259U 105

(CUSIP Number)

December 17, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17259U 105

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Principal Holdings III, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 111,111.111 shares of common stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 111,111.111 shares of common stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 111,111.111 shares of common stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 13.2%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 17259U 105

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Principal Holdings III GP Ltd

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 111,111.111 shares of common stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 111,111.111 shares of common stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 111,111.111 shares of common stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 13.2%

12	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer CION Investment Corporation
	(b)	Address of Issuer’s Principal Executive Offices 3 Park Avenue, 36th Floor New York, New York 10016

Item 2.
(a)

Name of Person Filing
This statement is filed by (i) Apollo Principal Holdings III, L.P. (“Principal III”), and (ii) Apollo Principal Holdings III GP Ltd (“Principal III GP”).  Principal III is the record holder of common stock of the Issuer.  Principal III GP is the general partner of Principal III.  Principal III and Principal III GP are collectively referred to herein as the “Reporting Persons.”

(b)

Address of Principal Business Office or, if none, Residence
The principal business office of each of Principal III and Principal III GP is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Street, George Town KY1-9005, Grand Cayman.

	(c)	Citizenship Principal III is an exempted limited partnership registered in the Cayman Islands. Principal III GP is an exempted company incorporated in the Cayman Islands with limited liability.
	(d)	Title of Class of Securities Common Stock, par value $0.001
	(e)	CUSIP Number 17259U 105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership.
(a)

Amount beneficially owned:

Principal III:         111,111.111 shares of common stock

Principal III GP:   111,111.111 shares of common stock

Each of Principal III GP and Messrs. Leon Black, Joshua Harris and Marc Rowan, the directors of Principal III GP, disclaim beneficial ownership of all of the shares of Common Stock included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(b)

Percent of class:

Principal III:         13.2%

Principal III GP:   13.2%

The percentage of Common Stock beneficially owned by each Reporting Person is based upon 843,094.423 shares of Common Stock outstanding, as of January 7, 2013, as reported by the Issuer to the Reporting Persons upon request.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0 for all Reporting Persons.
(ii) Shared power to vote or to direct the vote: Principal III: 111,111.111 shares of common stock Principal III GP: 111,111.111 shares of common stock
(iii) Sole power to dispose or to direct the disposition of: 0 for all Reporting Persons.
(iv) Shared power to dispose or to direct the disposition of: Principal III: 111,111.111 shares of common stock Principal III GP: 111,111.111 shares of common stock

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

[The remainder of this page intentionally left blank.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2013

APOLLO PRINCIPAL HOLDINGS III, L.P.

	By:	Apollo Principal Holdings III GP Ltd
its general partner

	By:	/s/ Jessica L. Lomm
	Name:	Jessica L. Lomm
	Title:	Vice President

APOLLO PRINCIPAL HOLDINGS III GP LTD

	By:	/s/ Jessica L. Lomm
	Name:	Jessica L. Lomm
	Title:	Vice President